Ivanhoe Capital Acquisition Corp.

1177 Avenue of Americas

5th Floor

New York, NY 10026

December 21, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Attention:	Melissa Gilmore
Thomas Jones
Erin Purnell
Jean Yu

Re:	Ivanhoe Capital Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed November 16, 2021 File No. 333-258691

Ladies and Gentlemen:

This letter sets forth the responses of Ivanhoe Capital Acquisition Corp. (“we” or the “Company”) to the oral comments made by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 1, 2021 with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 4 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. For the convenience of the Staff, we have reproduced the Staff’s comment in bold, italicized text and have followed such comment with the Company’s response.

Oral Comments

1.             Per the Company’s disclosure in the Registration Statement, the Company is soliciting the vote of the holders of the Company’s public and private placement warrants to approve an amendment and restatement of the Warrant Agreement to implement certain changes that are intended to result in such warrants being accounted for as equity within the balance sheet of the Company. The Company does not include the impact of the Warrant Amendment in the unaudited pro forma condensed combined financial information of the Company. Please advise as to why the impact of the Warrant Amendment is not disclosed in the unaudited pro forma condensed combined financial information of the Company.

RESPONSE:

Pursuant to Section 11-01(a)(8) of Regulation S-X, a registrant must include pro forma financial information with respect to a transaction if, among other things, the consummation of such transaction is probable. The Company respectfully advises the Staff that the Company does not believe that the pro forma financial statements should give effect to the Warrant Amendment as the approval of the Warrant Amendment is not probable. As disclosed in the Registration Statement, the Warrant Amendment requires the vote or written consent of holders of at least 50% of then outstanding public warrants and, solely with respect to the amendments in the Warrant Amendment to the terms of the private placement warrants or any provision of the Parent Warrant Agreement, 50% of the outstanding private placement warrants. The warrants are held of record by more than 500 holders (approximately half of whom hold less than 1,000 warrants), and the Company does not have any commitments, binding or non-binding, from any such warrant holders to vote for or consent to the Warrant Amendment. Further, the closing of the Business Combination is not conditioned on the approval of the Warrant Amendment. Accordingly, the Company does not believe that inclusion of the impact of the Warrant Amendment in the pro forma financial information of the Company is required under Regulation S-X.

2.             It is not clear from the disclosure included in the Company’s Quarterly Report for the period ended March 31, 2021 and the disclosure included in the First Amendment to the Company’s Quarterly Report for the period ended September 30, 2021, that the Company’s classification of the Company’s warrants as components of equity instead of as derivative liabilities in the Company’s January 11, 2021 audited closing balance sheet constituted a material weakness in the Company’s January 11, 2021 audited closing balance sheet. Please advise as to whether such classification constituted a material weakness in the Company’s January 11, 2021 audited closing balance sheet.

RESPONSE:

The Company acknowledges the Staff's comment and respectfully advises the Staff that respectfully advises the Staff that classification of the Company’s warrants as components of equity instead of as derivative liabilities constituted a material weakness in the Company’s January 11, 2021 audited closing balance sheet filed with the Current Report on Form 8-K filed with the Commission on January 15, 2021 (the "IPO Balance Sheet 8-K"). The Company filed an amendment to the IPO Balance Sheet 8-K on December 21, 2021, which clarified and disclosed the material weakness and provided a restatement of the January 11, 2021 audited closing balance sheet. The Company has added disclosure to page 91 of the Revised Registration Statement to include a risk factor concerning the material weakness relating to the Company's classification of the Company's warrants as components of equity instead of as derivative liability and the material weakness relating to the Company's classification of a portion of its Class A ordinary shares in permanent equity rather than temporary equity. In addition, the Company commits to prospectively clarify the disclosure concerning the material weakness on account of the classification of the warrants in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

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3.          We note your response comment to prior comment 3. Please reconcile the disclosure on pg. 224 of the Registration Statement that you “…expect to complete [your] Pilot Facility by 2023, which [you] expect to be 100% SES-owned and operated… followed by a 10 GWh joint venture plant that [you] expect to be operational in 2025 and that will ramp up to 30 GWh by 2027 ([the] Expansion I Facility), which [you] expect to be located in the United States” with your response to prior comment 3 that “[w]hile the Shanghai 1 GWh pilot facility is being built during 2022 and 2023, SES expects to concurrently ramp up its battery development and commercial mass-production manufacturing capabilities in the United States.”

RESPONSE:

The Company acknowledges the Staff's comment and advises the Staff that the Company has revised the disclosure on page 239 of the Revised Registration Statement to reflect that SES plans to concurrently develop the Expansion I Facility.

We respectfully request the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Debbie P. Yee, P.C. of Kirkland & Ellis LLP at (713) 836-3630, Sean T. Wheeler, P.C. of Kirkland & Ellis LLP at (713) 836-3427 or Joel Rubinstein of White & Case LLP at (212) 819-7642 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

IVANHOE CAPITAL ACQUISITION CORP.

By:	/s/ Andrew Boyd
Name: Andrew Boyd
Title: Chief Investment Officer

Enclosures

cc:	Debbie P. Yee (Kirkland & Ellis LLP)
Sean T. Wheeler (Kirkland & Ellis LLP)
Joel Rubinstein (White & Case LLP)

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